EXHIBIT 18

                           Change in Accounting Principle

January 22, 1999




Board of Directors
Knight-Ridder, Inc.
50 W. San Fernando Street, Suite 1200
San Jose, California 95113

Dear Board Members:

Note F of the notes to consolidated financial statements of Knight-Ridder, Inc. included in its 1998 Form 10-K for the year ended December 27,1998 describes a change in the method used to determine the market related value of plan assets from market value to a calculated value. You have advised us that you believe that the change is to a preferable method in your circumstances because doing so aligns the method of calculating the return component of net periodic pension costs with the related plans' investment strategy and it minimizes significant year-to-year fluctuations in pension cost caused by financial market volatility.

There are no authoritative criteria for determining a 'preferable' method of calculating the market related value of plan assets based on the particular circumstances; however, we conclude that the change in the method used to determine the market related value of plan assets from market value to a calculated value is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.



                                             Very truly yours,

                                             /s/ Ernst & Young LLP